UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku

Tokyo 135-0091, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported, on December 31, 2025, MEDIROM Healthcare Technologies Inc. (the “Company”) issued to Kufu Company Holdings Inc. (the “Bond Holder”) its Fourth Unsecured Convertible-Type Corporate Bonds with Share Options in the aggregate principal amount of JPY 275,000,000 (the “Bonds”), pursuant to the Terms of Fourth Unsecured Convertible-Type Corporate Bonds with Share Options (the “Indenture”). The Bonds accrued interest at a rate of 5.0% per annum and were scheduled to mature on June 30, 2026 (the “Maturity Date”).

Additionally, as previously reported, on January 30, 2026, the Company and the Bond Holder entered into a Deemed Loan Agreement (the “Loan Agreement”). Pursuant to the Loan Agreement, the Bond Holder loaned to the Company JPY 200,000,000. The loan bears interest at 10.0% per annum and is repayable on December 31, 2026.

Further, as previously reported, to secure the Company’s obligations under the Loan Agreement, on January 30, 2026, the Company pledged to the Bond Holder all of the Company’s shares of MEDIROM MOTHER Labs Inc., a subsidiary of the Company, pursuant to a Share Pledge Agreement. The pledge secures all of the Company’s obligations under the Loan Agreement and grants the Bond Holder a first-priority security interest in the pledge shares. Upon the occurrence of an acceleration of the Company’s obligations under the Loan Agreement, the Bond Holder may, without prior notice or demand, dispose of the pledged shares.

Effective on the Maturity Date, in lieu of cash repayment of the Bonds, the Company and the Bond Holder entered into an amendment to the Loan Agreement and the Share Pledge Agreement, dated July 14, 2026 (the “Amendment”). Pursuant to the Amendment, the Bond Holder agreed to refinance the entire JPY 275,000,000 principal amount due under the Bonds in exchange for the Company’s assumption of a loan for the same amount. Following the Amendment, the total principal amount under the Loan Agreement is JPY 475,000,000. The Amendment also amended the Share Pledge Agreement to secure the additional amount due under the Loan Agreement as a result of the Amendment. Other than as set forth herein, the terms of the Loan Agreement and the Share Pledge Agreement remain unchanged.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is furnished as Exhibit 10.1 hereto and is incorporated herein by reference.

The information furnished in this report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing. The registrant hereby incorporates this report on Form 6-K (including the exhibits hereto) by reference into and as part of the Company’s registration statements on Form S-8 (Registration No. 333-274833) and Form F-3 (Registration Number 333-290161), and this report on Form 6-K shall be deemed to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference into such registration statement) by the Company.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Amendment Agreement, dated July 14, 2026, by and between the Company and the Bond Holder [English Translation]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2026	MEDIROM HEALTHCARE TECHNOLOGIES INC.

	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer